Exhibit 99.4

SPROTT ANNOUNCES FIRST QUARTER 2021 RESULTS

TORONTO, ON - May 7, 2021 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three months ended March 31, 2021.

Management commentary

"Adjusted base EBITDA was $14.6 million ($0.59 per share), up 78% or $6.4 million ($0.26 per share) from this time last year. This marks the second consecutive quarter that we have posted results surpassing our previous historic high recorded in the third quarter of 2011," said Peter Grosskopf, CEO of Sprott.

"In April, Sprott announced an agreement to become the manager of Uranium Participation Corporation ("UPC"), the largest physical uranium vehicle in the market, and form the Sprott Physical Uranium Trust, " added Mr. Grosskopf. "We believe our global brand, fund marketing experience, and client base of more than 200,000 investors will improve trading liquidity and grow UPC’s asset base during what we see as the start of a strong market for physical uranium. The transaction, which is subject to UPC shareholder approval and other customary conditions to closing, will add approximately $500 million to Sprott's total assets under management ("AUM")."

Financial highlights

Key AUM highlights

•	AUM was $17.1 billion as at March 31, 2021, down $0.3 billion (2%) from December 31, 2020. On a three months ended basis we experienced market value depreciation that was partially offset by strong inflows into our various fund products. Subsequent to the quarter end, management estimates that consolidated AUM as at May 4, 2021 was $18.2 billion, up $1.1 billion (7%) from March 31, 2021. The estimated increase in AUM from the quarter-end was primarily due to a combination of precious metals and mining equity valuation recoveries across our various fund products and continued strong inflows into our physical trusts.

Key revenue highlights

•	Management fees were $22.5 million this quarter, up $7.3 million (48%) from the prior period. Carried interest and performance fees were $7.9 million, up $7.9 million from the prior period. Net fees were $24.7 million this quarter, up $9.8 million from the prior period mainly due to higher average AUM from strong net inflows in our exchange listed products segment. We also benefited from higher average AUM in our managed equities segment.

•	Commission revenues were $12.5 million this quarter, up $7.3 million from the prior period. Net commissions were $6.3 million this quarter, up $3 million (90%) from the prior period due to very strong equity origination in our brokerage segment.

•	Finance income was $1.2 million this quarter, up $0.3 million (37%) from the prior period due to higher interest income from co-investments in our lending segment.

•	Loss on investments was $4.7 million this quarter, up $0.3 million (7%) from the prior period due to market value depreciation of co-investments and certain equity holdings.

Key expense highlights

•	Compensation was $22.6 million this quarter, up $12.5 million from the prior period. Net compensation was $11.8 million this quarter, up $4.2 million (56%) from the prior period. The increase was primarily due to higher annual incentive compensation on improved financial performance in the quarter and higher base salaries on new hires. Our compensation ratio (net compensation / net fees & net commissions) for the quarter was 38% compared to 42% in the prior period.

•	SG&A was $3.4 million this quarter, down $0.1 million (3%) from the prior period due to lower marketing and sales costs relating to travel restrictions due to COVID-19.

Earnings summary

•	Net income was $3.2 million this quarter, up $2.2 million from the prior period. Adjusted base EBITDA was $14.6 million ($0.59 per share) this quarter, up 78% or $6.4 million ($0.26 per share) from the prior period. During the quarter, we benefited from increased fees due to strong net inflows in our exchange listed products segment and higher average AUM in our managed equities segment. We also benefited from increased commission revenues in our brokerage segment.

Subsequent events

•	On April 28, 2021, Sprott Asset Management announced an agreement with UPC to form the Sprott Physical Uranium Trust.

•	On May 6, 2021, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

•	Estimated AUM was updated using May 4, 2021 figures for daily priced funds in exchange listed products and managed equities. All other funds remain at their March 31st values.

Supplemental financial information

Please refer to the March 31, 2021 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the company's financial position as at March 31, 2021 and the company's financial performance for the 3 months ended March 31, 2021.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Dec. 31, 2020	Net inflows (1)	Market value changes	Other (2)	AUM Mar. 31, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,893	64	(500)	—	4,457	0.35%
- Physical Gold and Silver Trust	4,423	(11)	(408)	—	4,004	0.40%
- Physical Silver Trust	2,408	1,149	(324)	—	3,233	0.45%
- Physical Platinum & Palladium Trust	127	17	9	—	153	0.50%
- Exchange Traded Funds	382	21	(57)	—	346	0.35%
	12,233	1,240	(1,280)	—	12,193	0.39%

Managed equities
- Precious metals strategies	2,479	27	(326)	—	2,180	0.79%
- Other (4)	352	(19)	12	—	345	0.92%
	2,831	8	(314)	—	2,525	0.81%

Lending	999	67	(2)	(103)	961	1.00%

Other (5)	1,327	107	(40)	—	1,394	0.79%

Total (6)	17,390	1,422	(1,636)	(103)	17,073	0.52%

(1)	See 'Net inflows' in the key performance indicators (non-IFRS financial measures) section of the MD&A.
(2)	Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3)	Management fee rate represents the net amount received by the Company.
(4)	Includes institutional managed accounts.
(5)	Includes Sprott Korea Corp., private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.
(6)	No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Summary income statements
Management fees	22,452	22,032	19,934	15,825	15,125	10,685	10,577	9,962
Carried interest and performance fees	7,937	10,075	—	—	—	1,811	—	—
less: Carried interest and performance fee payouts	4,580	5,529	—	—	—	86	—	—
less: Trailer, sub-advisor and placement fees	1,120	464	469	411	240	1,045	78	130
Net fees	24,689	26,114	19,465	15,414	14,885	11,365	10,499	9,832
Commissions	12,463	6,761	9,386	6,133	5,179	6,599	6,056	3,293
less: Commission expense	6,179	2,788	3,789	2,377	1,870	2,658	2,654	1,356
Net Commissions	6,284	3,973	5,597	3,756	3,309	3,941	3,402	1,937
Finance income (1)	1,248	1,629	757	656	914	2,481	2,561	3,435
Gain (loss) on investments	(4,652)	(3,089)	4,408	8,142	(4,352)	(1,252)	600	(408)
Other income	303	949	914	285	113	364	91	93
Total net revenues	27,872	29,576	31,141	28,253	14,869	16,899	17,153	14,889

Compensation	22,636	20,193	16,280	10,991	10,125	10,269	9,714	7,463
less: Carried interest and performance fee payouts	4,580	5,529	—	—	—	86	—	—
less: Commission expense	6,179	2,788	3,789	2,377	1,870	2,658	2,654	1,356
less: Severance and new hire accruals	44	65	210	358	667	157	168	650
Net compensation	11,833	11,811	12,281	8,256	7,588	7,368	6,892	5,457
Severance and new hire accruals	44	65	210	358	667	157	168	650
Referral fees	253	98	344	161	—	355	86	188
Selling, general and administrative	3,425	2,439	2,523	3,049	3,544	2,986	3,175	3,256
Interest expense	350	331	320	350	236	269	297	226
Depreciation and amortization	1,117	1,023	992	1,049	988	1,254	893	819
Other expenses (credits)	4,918	4,528	4,154	2,893	(1,081)	2,117	(167)	3,051
Total expenses	21,940	20,295	20,824	16,116	11,942	14,506	11,344	13,647

Net income	3,221	6,720	8,704	10,492	1,062	1,445	4,336	1,581
Net Income per share (2)	0.13	0.27	0.36	0.43	0.04	0.06	0.18	0.06
Adjusted base EBITDA	14,605	14,751	12,024	9,204	8,187	7,441	7,612	7,032
Adjusted base EBITDA per share (2)	0.59	0.60	0.49	0.38	0.33	0.31	0.31	0.29
Operating margin	51%	51%	47%	49%	43%	38%	36%	39%

Summary balance sheet
Total assets	356,986	377,348	358,300	338,931	318,318	324,943	325,442	338,530
Total liabilities	67,015	86,365	81,069	70,818	65,945	53,313	51,774	68,008

Total AUM	17,073,078	17,390,389	16,259,184	13,893,039	10,734,831	9,252,515	8,548,982	8,103,723
Average AUM	17,188,205	16,719,815	16,705,046	13,216,415	11,007,781	8,932,651	8,608,001	7,898,334
(1)	Finance income includes: (1) co-investment income from lending LP units; (2) ancillary income earned directly or indirectly from lending activities; and (3) interest income from on-balance sheet loans and brokerage client accounts.

(2)	Per share amounts for periods before May 28, 2020 reflect retrospective treatment of the 10:1 share consolidation.

Schedule 3 - EBITDA reconciliation

	3 months ended

(in thousands $)	Mar. 31, 2021	Mar. 31, 2020

Net income for the periods	3,221	1,062
Adjustments:
Interest expense	350	236
Provision for income taxes	2,711	1,865
Depreciation and amortization	1,117	988
EBITDA	7,399	4,151

Other adjustments:
(Gain) loss on investments (1)	4,652	4,352
Non-cash stock-based compensation	373	98
Other expenses (credits) (2)	4,943	(414)
Adjusted EBITDA	17,367	8,187

Other adjustments:
Carried interest and performance fees	(7,937)	—
less: Carried interest and performance fee payouts	4,580	—
less: Trailer, sub-advisor and placement fees	595	—
Adjusted base EBITDA	14,605	8,187
Operating margin (3)	51%	43%
(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2)	In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes nominal severance and new hire accruals for the 3 months ended (3 months ended March 31, 2020 - $0.7 million) and excludes nominal income attributable to non-controlling interests for the 3 months ended (3 months ended March 31, 2020 - $Nil).

(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization, and excluding income related to legacy balance sheet loans. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A conference call and webcast will be held today, May 7, 2021 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 9297916. A taped replay of the conference call will be available until Friday, May 17, 2021 by calling (855) 859-2056, reference number 9297916. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/6uyje8ke

 *Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation and net sales) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For additional information regarding the Company's use of non-IFRS measures, including the calculation of these measures, please refer to the “Non-IFRS Financial Measures” section of the Company's Management's Discussion and Analysis and its annual financial statements available on the Company's website at www.sprott.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives; (ii) the expected benefits of the UPC transaction, including with respect to global profile, trading liquidity and asset base growth; and (iii) the satisfaction of closing conditions for the UPC transaction, including, but not limited to, required shareholder approval and other customary conditions to closing.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including, without limitation: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended December 31, 2020. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) failure to, in a timely manner, or at all, obtain the necessary court and other approvals for the UPC transaction; (xxix) failure to receive any required regulatory, securities commission or stock exchange approvals for the UPC transaction; (xxx) failure to otherwise satisfy the conditions to complete the UPC transaction; (xxxi) the possibility that the UPC board could receive an acquisition proposal and approve a superior proposal; (xxxii) the effect of the announcement of the UPC transaction on UPC’s strategic relationships, operating results and business generally; (xxxiii) significant transaction costs associated with the UPC transaction; (xxxiv) other customary risks associated with transactions of this nature; (xxxv) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2021; and (xxxvi) those risks described under the headings "Managing financial risks " and "Managing non-financial risks" in the Company’s MD&A for the period ended March 31, 2021. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com